Exhibit 99.1

For Immediate Release

NOVADAQ Reports Fourth Quarter and Full Year 2014 Financial Results

Toronto, Ontario – February 25, 2015 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced its fourth quarter and full year 2014 financial results. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

Fourth Quarter 2014 Operating Results

For the three months ended December 31, 2014, NOVADAQ reported revenues of $13.0 million, an increase of 21% from $10.7 million in the fourth quarter of 2013. Significantly lower than expected capital sales of SPY Elite achieved by our former partner, LifeCell Corporation (“LifeCell”), combined with the negative impact of inventory adjustments resulting from the termination of NOVADAQ’s SPY Elite distribution agreement with LifeCell, resulted in SPY Elite product revenues declining 41% to $2.5 million in Q4-2014 from $4.2 million in Q4-2013. This was more than offset by 34% growth in product sales for all other product lines, driven by a 76% increase in PINPOINT and LUNA sales which totaled $5.8 million in the fourth quarter of 2014 compared to $3.3 million in the same period last year.

Fourth quarter gross profits of $9.1 million (70% margin) represented an increase of 35% compared to gross profits of $6.7 million (63% margin) in the same period last year. The increased gross profit percentage in Q4-2014 was partly due to partnership fee revenue recognized as a result of the transfer of all marketing and distribution rights to the SPY Elite System from LifeCell to NOVADAQ.

Net loss for the 2014 fourth quarter was $17.6 million, or $0.32 loss per share, compared with a net loss of $2.7 million, or $0.05 loss per share, in Q4-2013. The 2014 fourth quarter net loss included a one-time termination fee of $4.5 million paid to LifeCell. Excluding the LifeCell termination payment and the impact of $7.4 million in non-cash expense related to the revaluation of warrants in the period, the Q4-2014 loss per share was $0.10.

Fourth quarter 2014 operating burn (cash consumed by operating activities before changes in working capital) was $7.6 million compared to $1.4 million in the fourth quarter of 2013. This difference in operating burn was mainly driven by increased sales and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure and the one-time termination fee of $4.5 million paid to LifeCell. During Q4-2014, working capital consumed was $1.5 million, and $0.4 million was used to build SPY technology systems for evaluation and placement.

During the 2014 fourth quarter, 125 SPY technology systems, including FIREFLY, were shipped globally. Exiting the quarter, the worldwide installed base of SPY technology systems was approximately 1,725.

The Company estimates that the number of procedures performed using SPY technology systems during the fourth quarter was approximately 9,900, representing an increase of 55% year-over-year and 9% sequentially over the previous quarter.

“Our direct sales team had an outstanding quarter,” said Dr. Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “In fact, despite an approximate $2 million shortfall from SPY Elite sales, we were still able to achieve record quarterly revenues.”

Full Year 2014 Operating Results

For the year ended December 31, 2014, NOVADAQ’s revenues were $46.6 million, an increase of 33% from $35.0 million in 2013. Full year 2014 gross profits of $30.5 million (66% margin) represented an increase of 38% compared to gross profits of $22.1 million (63% margin) in 2013. Full year 2014 operating burn was $12.5 million compared to $0.8 million in 2013. NOVADAQ’s net loss for the year ended December 31, 2014 was $24.4 million, or $0.44 loss per share, compared to $22.3 million, or $0.47 loss per share, in 2013.

Cash and cash equivalents were $141.4 million at December 31, 2014, reflecting a decrease of $40.9 million compared to the cash position as at December 31, 2013.

“Revenue from our directly marketed products, PINPOINT and LUNA, more than doubled in 2014,” commented Dr. Menawat. “Now, bringing our flagship product, SPY Elite, back into the control of our direct sales team, and securing the exclusive rights to market DermACELL tissue products, while requiring investment during the first half of 2015, positions us well for significant growth in the second half of the year and beyond,” commented Dr. Menawat.

Current 2015 Outlook

As previously disclosed, based on the Company’s business planning and budgeting activities, NOVADAQ anticipates its full year revenue for the fiscal year ending December 31, 2015 to be approximately $65 million, representing total year-over-year revenue growth of approximately 40%.

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, February 25, 2015 at 4:30 p.m. Eastern Time, during which the results will be discussed. Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13601196 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 120 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, Imaging Illuminated SPY, SPY Elite, SPY PAQ and PINPOINT are registered trademarks of Novadaq Technologies Inc. LUNA is a trademark of Novadaq Technologies Inc. FireFly is a trademark of Intuitive Surgical Inc. LifeCell is a trademark of LifeCell Corporation. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	As at December 31, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$141,447,544	$182,329,782
Accounts receivable	14,335,884	8,502,095
Prepaid expenses and other assets	1,205,250	968,696
Income taxes recoverable	29,341	63,735
Inventories	6,798,198	3,845,695

	163,816,217	195,710,003
Non-current assets
Property and equipment, net	13,647,819	13,360,833
Intangible assets, net	20,249,915	3,303,647

Total Assets	$197,713,951	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$6,178,120	$7,123,563
Provisions	335,204	187,080
Deferred revenue	403,816	380,325
Deferred partnership fee revenue	—	1,300,000
Repayable government assistance	—	17,587
Distribution rights payable	250,000	—

	7,167,140	9,008,555
Non-current liabilities
Deferred revenue	551,875	193,626
Deferred partnership fee revenue	—	1,991,666
Distribution rights payable	1,630,819	—
Shareholder warrants	25,873,085	26,065,994

Total Liabilities	$35,222,919	$37,259,841

Shareholders’ Equity
Share capital	$315,651,455	$307,103,074
Contributed surplus	12,134,913	8,953,041
Deficit	(165,295,336)	(140,941,473)

Total Shareholders’ Equity	$162,491,032	$175,114,642

Total Liabilities and Shareholders’ Equity	$197,713,951	$212,374,483

Total number of common shares outstanding	55,572,568	54,894,038

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Product sales	$9,802,463	$9,643,337	$40,696,216	$31,019,451
Royalty revenue	745,000	616,460	1,908,575	1,889,404
Partnership fee revenue	2,316,666	325,000	3,291,666	1,300,000
Service revenue	157,517	163,555	704,036	811,683

Total revenues	13,021,646	10,748,352	46,600,493	35,020,538
Cost of sales	3,897,738	4,003,560	16,058,409	12,932,695

Gross profit	9,123,908	6,744,792	30,542,084	22,087,843

Selling and distribution expenses	7,505,793	4,863,437	27,684,361	14,060,861
Research and development expenses	3,393,463	2,281,978	10,781,541	7,974,455
Administrative expenses	3,934,439	2,865,881	10,295,104	7,233,570
Write-down of equipment	—	—	—	25,488
Write-down of inventory	—	—	—	31,285
Termination fee	4,500,000	—	4,500,000	—

Total operating expenses	19,333,695	10,011,296	53,261,006	29,325,659

Loss from operations	(10,209,787)	(3,266,504)	(22,718,922)	(7,237,816)
Finance costs	—	(3,189)	—	(182,896)
Finance income	48,223	42,262	225,885	109,089
Warrants revaluation adjustment	(7,355,550)	444,995	(1,836,022)	(15,015,472)
Gain on investment	—	—	25,000	25,000

Loss before income taxes	($17,517,114)	($2,782,436)	($24,304,059)	($22,302,095)
Income tax recovery (expense)	(34,395)	67,500	(49,804)	—

Net loss and comprehensive loss for the period	($17,551,509)	($2,714,936)	($24,353,863)	($22,302,095)

Basic and diluted loss and comprehensive loss per share for the period	($0.32)	($0.05)	($0.44)	($0.47)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	($17,551,509)	($2,714,936)	($24,353,863)	($22,302,095)
Items not affecting cash
Depreciation of property and equipment	1,235,753	971,446	4,906,487	3,368,165
Amortization of intangible assets	286,881	88,745	803,303	335,428
Stock-based compensation	1,027,556	686,187	4,371,940	2,543,984
Imputed interest on convertible debentures	—	—	—	169,056
Warrants revaluation adjustment	7,355,550	(444,995)	1,836,022	15,015,472
Write-down of equipment	—	—	—	25,488
Write-down of inventory	—	—	—	31,285
Gain on investment	—	—	(25,000)	(25,000)

	(7,645,769)	(1,413,553)	(12,461,111)	(838,217)

Changes in non-cash working capital
Increase in accounts receivable	(356,462)	(2,632,136)	(5,833,789)	(4,445,141)
Increase in inventories	(536,414)	(165,104)	(2,952,503)	(2,163,403)
Decrease (increase) in income taxes recoverable	34,394	(63,736)	34,394	(164,597)
Decrease (increase) in prepaid expenses and other assets	355,035	173,032	(236,554)	54,421
Increase (decrease) in accounts payable and accrued liabilities and provisions	140,618	2,465,369	(773,326)	3,771,419
Decrease in deferred revenue and deferred partnership revenue	(1,159,725)	(439,956)	(1,276,509)	(216,240)

Net change in non-cash working capital balances related to operations	(1,522,554)	(662,531)	(11,038,287)	(3,163,541)

Decrease in non-current deferred revenue and deferred partnership fee revenue	(982,428)	(342,228)	(1,633,417)	(1,300,000)

Cash used in operating activities	(10,150,751)	(2,418,312)	(25,132,815)	(5,301,758)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,161,944)	(1,958,312)	(6,399,928)	(6,424,498)
Purchase of intangible assets	(6,000,000)	(39,853)	(12,368,753)	(2,517,267)
Disposal of property and equipment	609,375	161,403	1,206,455	387,673
Redemption of long-term investment	—	—	25,000	25,000

Cash used in investing activities	(6,552,569)	(1,836,762)	(17,537,226)	(8,529,092)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	104,687,500	—	162,544,000
Transaction costs paid relating to issuance of common shares	—	(5,044,103)	—	(8,225,673)
Repayable government assistance	—	(49,389)	(17,587)	(203,507)
Proceeds from exercise of options	414,123	85,677	1,545,106	2,484,553
Proceeds from exercise of warrants	—	—	284,276	621,912

Cash provided by financing activities	414,123	99,679,685	1,811,795	157,221,285

Net (decrease) increase in cash and cash equivalents	(16,289,197)	95,424,611	(40,858,246)	143,390,435
Net foreign exchange difference	(13,696)	(8,437)	(23,992)	(14,834)
Cash and cash equivalents at beginning of period	157,750,437	86,913,608	182,329,782	38,954,181

Cash and cash equivalents at end of period	$141,447,544	$182,329,782	$141,447,544	$182,329,782